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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12823

RECEIVED
FEB 25 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 N POST OAK RD., SUITE 130
(No. and Street)

HOUSTON (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN E. CLINGER 713-682-6785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP SACHLI
(Name — *if individual, state last, first, middle name*)

11323 OLYMPIA DRIVE (Address) HOUSTON (City) TX (State) 77077 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public


CAROL HEREFORD
Notary Public, State of Texas
Commission Expires 09-17-2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clinger & Co., Inc.

Financial Statements

And

Report on Internal Accounting Control Required by SEC Rule 17a-5

December 31, 2001

Philip H. Salchli, CPA

PHILIP H. SALCHLI
CERTIFIED PUBLIC ACCOUNTANT

Member American Institute of Certified Public Accountants,
SEC and Private Companies Practice Sections

Member Texas Society of Certified Public Accountants

Independent Auditor's Report

To The Board of Directors
Clinger & Co., Inc.
Houston, Texas

I have audited the accompanying statement of financial condition of Clinger & Co., Inc. as of December 31, 2001, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinger & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 15, 2002

11323 Olympia Drive • Houston, Texas 77077-6417 • (281) 496-3020 • Fax (281) 496-2446

CLINGER & CO., INC.
Statement of Financial Position
December 31, 2001

ASSETS

Cash and Cash Equivalents	$	7,553
Accounts Receivable from Brokers and Dealers		2,233
Investments at Market(note 2)		5,583
Prepaid Income Tax		736
Deferred Tax Asset		236
	$	16,341

LIABILITIES

Accounts Payable	$	431
Payroll Taxes Payable		46
	$	477

STOCKHOLDER'S EQUITY (note 5)

Common stock, $1 par value, 50,000 shares authorized, 1,000 issued and outstanding	$	1,000
Additional Paid-In Capital		28,916
Retained Earnings		2,916
Net Unrealized Loss on Investments		(16,968)
TOTAL STOCKHOLDER'S EQUITY		15,864
	$	16,341

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
Statement of Income
Year Ended December 31, 2001

Revenue	
Commissions	$ 68,041
Dividends	17
Total Revenue	68,058
Expenses	
Salaries - Officers	4,977
Salaries - Employees	388
Commissions	11,319
Other Operating Expenses	54,262
Total Expenses	70,946
Operating Loss	(2,888)
Loss on Sale of Securities	(4,298)
Loss before Income Taxes	(7,186)
Income Tax Benefit	236
Net Income (Loss)	$ (6,950)

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Unrealized Loss on Investments	Retained Earnings (deficit)	Total
Balance - Dec. 31, 2000	$ 1,000	$ 28,916	$ (15,862)	$ 9,866	$ 23,920
Net Loss - 2001				(6,950)	(6,950)
Change in Market Value of Investments			(1,106)		(1,106)
Balance - Dec. 31, 2001	$ 1,000	$ 28,916	$ (16,968)	$ 2,916	$ 15,864

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (6,950)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Accounts Receivable	341
Decrease in Investments	4,298
Increase in Prepaid Income Taxes	(736)
Increase in Deferred Tax Asset	(236)
Decrease in Accounts Payable	(458)
Decrease in Taxes Payable	(2,374)
Total Adjustments	835
Net Cash Used by Operating Activities	(6,115)
Cash Flows From Investing Activities:	
Purchase of Securities	(1,700)
Sale of Securities	4,702
Net Cash Provided by Investing Activities	3,002
Net Decrease in Cash	(3,113)
Cash and Cash Equivalents at the Beginning of the Year	10,666
Cash and Cash Equivalents at the End of the Year	$ 7,553

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
Notes to Financial Statements
December 31, 2001

(1) Nature of Business and Summary of Significant Account Policies

Clinger & Co., Inc. is a Texas corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's revenues are primarily from commissions earned from various mutual funds. The company's accounts receivable are from brokers and dealings in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry. The following is a summary of the Company's significant accounting policies:

(a) For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market mutual fund accounts, short-term debt instruments with a maturity of three months or less. The Company paid no interest expense in 2001. The Company paid income taxes of $ 2551 in 2001.

(b) In the opinion of management, no material losses will be realized in the collection of receivables and, therefore, no allowance for doubtful receivables has been provided.

(c) The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments

Investments consist of securities and gold coins stated at fair market value. Changes in market values are reflected as unrealized gains or losses directly in stockholder's equity and accordingly, have no effect on net income. A decline in the value of an investment below carrying value that is considered to be other than temporary is recorded as a realized loss in the statement of income.

(3) Income Taxes

The Company's provision for income taxes differs from statutory rates primarily as a result of statutory limitation of deductibility of certain expenses under the Internal Revenue Code and tax rates used to determine deferred tax assets and liabilities. Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial statement purposes. The Company did not have any deferred income taxes as of December 31, 2001.

(3) Income Taxes, continued

The Company's provision for income taxes consists of the following:

Current:	
Federal deferred tax asset	$ 236
State	—
Total Current Deferred Tax Asset	$ 236

(4) Profit Sharing Plan

The Company has a profit-sharing plan that covers all full time employees. The Company made contributions to the plan of $1,557 for 2001.

(5) Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2001 the Company had net capital of $12,849 which exceeded its required net capital of $5,000 by $7,849. Withdrawals of equity capital are restricted from causing the Company's net capital to be less that $6,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. Additionally, there were no liabilities subordinated to the claims of general creditors during 2001.

PHILIP H. SALCHLI

CERTIFIED PUBLIC ACCOUNTANT

Member American Institute of Certified Public Accountants,
SEC and Private Companies Practice Sections

Member Texas Society of Certified Public Accountants

To the Board of Directors
Clinger & Co., Inc.
Houston, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Clinger & Co., Inc. (the Company) for the year ended December 31, 2001. I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Clinger & Co., Inc., including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11323 Olympia Drive • Houston, Texas 77077-6417 • (281) 496-3020 • Fax (281) 496-2446

Because of inherent limitations in any internal control structure or the practices and procedures referenced to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the accounting system and its operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of procedures to be performed in my audit of the financial statements of Clinger & Co., Inc. for the year ended December 31, 2001 and this report does not affect my report thereon dated February 15, 2002.

> The Company does not have proper segregation of duties in the accounting function. With your small number of employees, an ideal system of internal control may not be possible and/or practical because it is not possible to segregate duties as much as would be required to provide such an ideal system. In situations where an ideal system is not possible, constant surveillance and review by management is the principal means of offsetting the inherent weakness in internal control and of safeguarding the assets of the Company and its customers.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, should not be used for any other purpose.



February 15, 2002

CLINGER & CO., INC.

Schedule I

Computation of Net capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital:		
Total stockholder's equity	$	15,864
Less nonallowable assets:		
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable		2,233
Net capital before haircuts on securities positions		13,631
Haircuts on securities - other securities		782
Net capital	$	12,849
Net capital requirement	$	5,000
Net capital in excess of required amount		7,849
Net capital	$	12,849
Aggregate indebtedness	$	477
Ratio of aggregate indebtedness to net capital		.04 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2001:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	13,993
Nonallowable assets erroneously reported as allowable:		
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable		2,233
Audit adjustments - net		1,089
	$	12,849

Schedule II

CLINGER & CO., INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2001

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(I) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through bank accounts designated as "Special Account for Exclusive Benefit of Customers of Clinger & Co., Inc."

As of and for the year ended December 31, 2001, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.